DXI Energy Common Stock Approved to
Commence Trading on OTCQB

VANCOUVER, BRITISH COLUMBIA, August 2, 2016 - DXI Energy Inc. (NYSE MKT:DXI) (TSX: DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced that it will begin trading on the Over-The-Counter QB (OTCQB) a quality controlled segment of the OTC market, open only to companies that are registered with the SEC or bank regulators and who are current in the regulatory filing or to foreign companies listed on foreign stock exchanges.

As previously reported, DXI will maintain its current listing of its common shares on the Toronto Stock Exchange, the Company’s primary trading jurisdiction since 1969.

The Company believes the OTCQB listing will continue to provide U.S. investors with the ability to seamlessly hold and trade DXI’s stock on an accredited US Exchange. The OTCQB will assign the Company a trading symbol at the opening of initial trading on OTCQB on Friday, August 5, 2016. The Company’s stock will be voluntarily delisted from the NYSE MKT at the close of trading on Thursday, August 4, 2016.

DXI’s management and board remain focused on aggregating and integrating high potential oil projects, developing cash flows to support long-term sustainability and building substantial core value for our stakeholders.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin (30,362 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the NYSE MKT (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com